Mail Stop 3561

August 24, 2009

Mr. Mark Nicholas
President
Kids Germ Defense Corp.
6279 Buckingham Street
Sarasota, FL 34238

Re: Form 8-K filed August 12, 2009
File No. 333-158721

Dear Mr. Nicholas:

　　　　We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Raj Rajan
Senior Staff Accountant